f:\word\2143\001\form 6k (april 2003)01.doc

f:\word\2143\001\form 6k (april 2003)01.doc

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of April 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

10.1 Press Release: Asia Pacific Wireless Carrier Selects TTI Telecom's Netrac Wireless Solution for its 3G Network.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          TTI Team Telecom International Ltd.



Date: April 3, 2003                        By:  /s/ Israel (Eli) Ofer
                                               ---------------------

                                               Israel (Eli) Ofer
                                               Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1 Press Release: Asia Pacific Wireless Carrier Selects TTI Telecom's Netrac Wireless Solution for its 3G Network.

                                  EXHIBIT 10.1


Corporate Contacts:


            Meir Lipshes                          Sanjay Hurry
            Chief Executive Officer               Investor Relations Officer
            TTI Telecom                           TTI Telecom
            T: +1.972.3.922.1262                  T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                  F: +1.201.795.3920
            meirl@tti-telecom.com                 sanjay@tti-telecom.com
--------------------------------------------------------------------------------

           ASIA PACIFIC WIRELESS CARRIER SELECTS TTI TELECOM'S NETRAC WIRELESS SOLUTION FOR ITS 3G NETWORK - Contact Award Marks Latest Execution
       Point in TTI Telecom's Strategy To Penetrate APAC Opportunities -

Hoboken, N.J., April 01, 2003 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL) ("the Company"), a leading provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced today that it has been awarded a contract for its Netrac Wireless Fault and Performance OSS solution and NeTkT trouble-ticketing application by the sole CDMA2000 (3G) operator in Taiwan. The order will be delivered as part of a supply agreement between a strategic partner of TTI Telecom and the unnamed customer. This contract was previously announced by TTI Telecom in a press release dated January 29, 2002 in which the Company detailed its contract awards for the quarter ended December 31, 2002.

Commenting on the contract award, Meir Lipshes, TTI Telecom's chief executive officer, said, "This contract award reinforces our technology's ability to manage next-generation wireless networks and part of our larger strategy to expand our customer base in Asia Pacific. It is also a major milestone in our penetration of the rapidly developing and dynamic Taiwanese marketplace, historically a telecom bellwether for APAC. We are excited by the prospect that our integrated solution will play a key role in this service provider's success as it launches advanced, high-speed CDMA services, and look forward to working alongside it to rapidly implement and deploy our solution."

TTI Telecom's Netrac Wireless solution will manage the customer's hardware infrastructure and provide it with crucial information on the performance of its network and services. Netrac Wireless will analyze traffic patterns and identify problems such as traffic congestions and bottlenecks, enabling the customer to ensure high QoS levels. TTI Telecom's solution will also provide information on all alarms coming from the customer's CDMA2000 and transmission networks via a single screen and perform event correlation in order to help it get to the root-cause of network faults. By providing real-time information on network and service status, Netrac Wireless will enable the customer to rapidly detect service degradations and treat them before their business and customers are adversely impacted.


In addition, TTI Telecom's trouble-ticketing application, NeTkT, which is seamlessly integrated with Netrac Wireless' Fault Management application, will enable the customer to implement the desired workflow into their problem resolution cycle based on internal business practices, and track the problem resolution cycle until its successful resolution.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 100 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.ttitelecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
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